Fierce Foundry LLC Operating Agreement 2024

Prepared by:

Melissa Wallace
Fierce Foundry

The party to this Agreement has signed this document to form a limited liability company under the act of the state of New Jersey.

Agreements

Company Formation

- The name of the Limited Liability Company is Fierce Foundry.

- The company's registered agent's name shall be disclosed in its formation document.

- This company plans to exist until dissolved for the reasons mentioned in this Agreement.

- This company plans to continue business until

  - The member plans to dissolve.
  - The occurrence of an event that makes the business unlawful.
  - There are situations such as the death of the member or a case of bankruptcy.
  - The occurrence of any other event causing the company's dissolution under the laws of the state of New Jersey.

- The initial office of the company shall be located at 6 Mountain Way S, West Orange NJ 07052, but may be relocated by the member at any time.

- This business has a single purpose: to engage in all lawful activities covered by the limited liability company act. It should carry all the appropriate business to help meet the company's objectives.

- The assets' title shall be held in the company's name. The member has no direct ownership or rights to these assets. However, the member does have indirect rights over them because of their interest in this company.

Member

- The address and name of the only member of the company are:
    - Melissa Wallace
    - 6 Mountain Way S West Orange New Jersey 07052

- This member shall cease to be the company's member in the circumstances such as death, bankruptcy, and incompetency.

- All the additional members shall only be permitted with the consent of the existing single member and other additional members.

Capital

- The member shall contribute a total agreed amount of $500 to the company as the initial capital.

- Except for clauses in the state's law, the member shall not be obliged to make any additional capital to the business. However, if the member wishes, they can make timely contributions to keep the business running.

Profit and Losses

- The fiscal year's net profit or loss shall be allocated to the member.

- The distribution of property and cash shall be carried on according to the member's wishes. However, the company's assets shouldn't be used to pay off the member's expenses or to make investments on behalf of the member.

Management

- The member is the only one responsible for the company's management.

- Member's liability shall be limited as per the law.

- The member can make the following decisions on the company's behalf:

  - The sale, lease, or development of the company's assets
  - Purchase of new assets
  - Management of assets
  - Money borrowing for the company's assets
  - Refinancing and pre-payment of any loans
  - The employment of people in various positions of the management

- The member must also execute and timely deliver the following:

  - Contracts, franchise agreements, leases, management contracts, and maintenance contracts
  - Drafts or checks related to the company's funds
  - Loans, security agreements, and other similar documents

- This member isn't entitled to pay salaries or compensation for services provided by the company. However, they are entitled to any reimbursements for expenses held on behalf of the company.

Records and Accounting

- The company shall keep all records and books related to its operations adequate for the business.

- All the records shall be available for inspection at any time.

- All the company's assets, accounts, and funds shall be maintained separately.

- The company's fiscal year must be its calendar year.

Winding Up

- This company shall dissolve for the following reasons:

    ◦ Member's approval on dissolution
    ◦ The company remains with no members.

- The single member is responsible for winding up all company affairs in case of dissolution. All the liabilities and assets of the company shall be liquidated promptly.

- The member shall not be obliged to pay the company if there is a negative balance on the capital account.

Liability Limitation and Indemnification

- The member of this company isn't liable for any monetary damages resulting from a specific action or conduct.

- The company has all rights to indemnify any individual who is a defendant or might be made one. The indemnification shall not be related to any exclusive rights to which an individual might be entitled under the agreement, contract, or the member's resolution.

Miscellaneous Provisions

- The member shall use a written instrument to amend any part of this Agreement.

- If the member provides certain services to the company, they shall be compensated with the appropriate amount.

- The law of the state shall govern this Agreement.

- If a provision proves invalid or void, it will not affect other clauses in this Agreement.

Certification of Member

The undersigned hereby acknowledge and agree that this operating agreement is approved by the member of this first of the day January, 2024.

01 / 01 / 2024

MelissaWallace
6 Mountain Way S West Orange New Jersey 07052

Signature Certificate

Reference number: ELDOA-QVFHH-QH4TE-PAFNG

Signer	Timestamp	Signature
Melissa Wallace		
Email: melissa@fivefoottwomarketing.com		
Sent:	15 Mar 2024 10:54:28 UTC	
Signed:	15 Mar 2024 10:54:28 UTC	

IP address: 100.35.72.37
Location: West Orange, United States

Document completed by all parties on:

15 Mar 2024 10:54:28 UTC

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